NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 27, 2025, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on October 15, 2025 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between Aris Water Solutions, Inc. and Western Midstream Partners, LP became effective on October 15, 2025. Each share of Common Stock of Aris Water Solutions, Inc. was converted into either a Cash Election of USD $25.00 per share, without interest, less any applicable fee, and tax, a Stock Election of 0.625 of a Common Unit representing limited partner interests in Western Midstream Partners, LP, or a Mixed Election of USD $7.00, without interest, less any applicable fee, and tax and 0.450 of a Common Unit representing limited partner interests in Western Midstream Partners, LP. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on October 15, 2025.